EXHIBIT 99.1

GOLD STANDARD TO COMMENCE DRILLING AT THE LEWIS PROJECT, BATTLE MOUNTAIN DISTRICT, NEVADA

September 28, 2017 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSXV: GSV; NYSE American: GSV) (“Gold Standard” or the “Company”) announced today that it will commence a drill program in mid-October at its 100%-owned Lewis Project in the Battle Mountain mining district, Lander County, Nevada. The US $1.5 million program will test a variety of targets with approximately 4,600m of drilling in 11 holes.

The Lewis Project shares a common land boundary with Newmont’s Phoenix mine, one of the most prolific gold-silver producers on the Battle Mountain-Eureka trend. The large mineral property (2,161 hectares or 5,340 acres) has several known mineralized zones and potential for new discoveries of economic gold and silver deposits. The project was acquired by Gold Standard as part of its purchase of Battle Mountain Gold completed on June 14, 2017.

Jonathan Awde, CEO and Director of Gold Standard commented: “We believe the Lewis Project is a high potential exploration opportunity which also has significant strategic value due to its location next to a large producing mine. Lewis has never been systematically explored. We think our highly experienced Gold Standard Ventures exploration team can unravel the largely untested geological potential of the property. Our aim is to enhance its value in this year’s program.”

Key Highlights include (please click the following link for a Lewis Project drill plan map: https://goldstandardv.com/lp/lewis-project-drill-plan/):

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Completing core hole BVM16C-03B which was suspended due to adverse weather conditions in January, 2017. The hole was halted in visually-encouraging alteration above the targeted permissive host formations (Antler Sequence).

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Site MGH-F will test for the down-dip extension of the Phoenix deposit which has the potential for high grade gold-silver deposits in Antler Peak Limestone similar to the adjacent Lower Fortitude deposit that produced 1.9 moz of gold and 7.5 moz of silver at an average grade of 8 g/t gold and 32 g/t silver. {See Cary, et al., 2000, Geology, skarn alteration, and Au-Cu-Ag mineralization of the Phoenix project, (Battle Mountain mining district), Lander County, Nevada, in Cluer, J.K., Price, J.G., Struhsacker, E.M., Hardyman, R.F., and Morris, C.L., eds., Geology and Ore Deposits 2000: The Great Basin and Beyond: Geological Society of Nevada, Symposium Proceedings, May 15-18, 2000, p. 1021-1045. (See Table 1)}

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One RC precollar/core tail hole is planned in the Southwest target area to offset by 300 m a 17 m skarn intercept drilled by Barrick Gold grading 5.7 g/t Au (from 776 to 793 m in FWL-30 using a 2.5 g/t cutoff). The bottom of this interval has 4.6 meters of 9 g/t Au and 21 g/t Ag. This hole will also test for Fortitude-style gold mineralization in Antler Peak Limestone.

RC drilling will test for northern, structurally-controlled extensions of the historical Virgin deposit in the footwall of the Virgin fault. The Virgin gold-silver deposit consists of higher grade structures surrounded by low grade disseminated mineralization within a zone measuring about 600 meters long, 120 meters wide and 180 meters deep. RC drilling will test important structural intersections, permissive host rocks and geochemical anomalies that occur along a prominent string of ENE-trending magnetic anomalies. Drilling by a previous operator (Madison Minerals 2002-2008) has generated positive uncut results including*:

•	21 meters of 7.938 g/t Au and 64.3 g/t Ag at 76 to 97 meters in MAD-83
•	79.2 meters of 3.06 g/t Au and 13.3 g/t Ag at 44.2 to 123.4 meters in MAD-20

*The reader is cautioned that the gold intercepts above are of unknown true thickness, and the results have not been fully verified by Gold Standard’s geologists. This data is presented to provide an indication of the possible mineralization at the Lewis Project and as a guide to future exploration.

Other targets are in development, especially targets north of the Virgin deposit in and around the Virgin Fault.  Funds are budgeted for expanding the soil grid to the north and additional gravity coverage. Gravity surveys have been used effectively by the Company elsewhere in Nevada.

Gold Standard’s geologic mapping and rock chip sampling has concentrated on areas along the Virgin Fault and adjacent structures in the Hider, White-Shiloh, and the Galena areas. Highlights from 57 rock chip samples include:

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Strongly anomalous gold and silver in mineralized faults in the footwall of the Virgin Fault hosted in the Harmony Formation. Assays of dump grab, outcrop, and channel samples ranged from <.005 to 9.995 g/t Au.

•	A 1.9 m channel sample of altered dacite porphyry yielded 1.6 g/t Au at the Galena prospect.

•	The Virgin Fault zone is locally gold and silver-bearing, especially at the historic Hider mine where two separate channel samples returned 2m at 1.8 g/t Au; and 1m at 3 g/t Au.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:
All Gold Standard sampling was conducted under the supervision of the Company’s senior geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every tenth sample.  The Lewis rock samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV. The samples are crushed, pulverized and sample pulps are shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC.  Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30 gram split.  All other elements are determined by ICP analysis.  Data verification of the analytical results includes a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to ensure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au (this release).  The combined Dark Star North and Dark Star deposits, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 723,500 ounces of gold, using a cut-off grade of 0.2 g Au/t.  The 2016 definition and expansion of these two shallow, oxide deposits demonstrate their growth potential.  The North Bullion deposit, 9 km to the north of Pinion, has a NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX Venture Exchange (“TSX-V”) nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) nor the NYSE AMERICAN accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such forward-looking statements include statements regarding the Company's planned drill program in mid-October at its 100%-owned Lewis Gold Project. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:  604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com